First Trust Advisors L.P.

Macquarie/First Trust Global Infrastructure/Utilities
Dividend & Income Fund

Proxy Voting Guidelines

First Trust Advisors L.P. (“FTA”) serves as investment adviser providing discretionary investment advisory services for Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (the “Fund”). Delaware Investments Fund Advisers (“DIFA”) acts as a sub-adviser to the Fund. FTA has full responsibility for proxy voting and related duties with respect to the Fund. In fulfilling these duties, FTA and the Fund have adopted the following policies and procedures:

1.	It is FTA’s policy to seek to ensure that proxies for securities held by the Fund are voted consistently and solely in the best economic interests of the Fund.
2.	FTA shall be responsible for the oversight of the Fund’s proxy voting process and shall assign a senior member of its staff to be responsible for this oversight.
3.	FTA has engaged the services of ISS to make recommendations to FTA on the voting of proxies related to securities held by the Fund. ISS provides voting recommendations based on established guidelines and practices. FTA has adopted these ISS Proxy Voting Guidelines (“ISS Guidelines”).
4.	With respect to proxies received, FTA shall review the ISS Guidelines and forward them to DIFA for review. FTA generally will vote the proxies in accordance with ISS Guidelines. Generally, FTA will not rely on ISS Proxy Voting Guidelines to withhold votes or vote against (i) directors solely based on quota criteria or (ii) the exclusion of certain climate-related disclosures, which may or may not relate to the company’s core business or may not materially impact shareholder value. DIFA may request that FTA not vote in accordance with the ISS guidelines and FTA may review and follow such request, unless FTA determines that it is unable to follow such request. Notwithstanding the foregoing, FTA may not vote in accordance with the ISS recommendations if FTA believes that the specific ISS recommendation is not in the best interests of the Fund.
5.	If FTA manages the assets or pension fund of a company and any of First Trust’s clients hold any securities in that company, FTA will vote proxies relating to such company’s securities in accordance with the ISS recommendations to avoid any conflict of interest. In addition, if FTA has actual knowledge of any other type of material conflict of interest between itself and the Fund with respect to the voting of a proxy, FTA shall vote the applicable proxy in accordance with the ISS recommendations to avoid such conflict of interest.
6.	If the Fund requests FTA to follow specific voting guidelines or additional guidelines, FTA shall review the request and follow such guidelines, unless FTA determines that it is unable to follow such guidelines. In such case, FTA shall inform the Fund that it is not able to follow the Fund’s request.
7.	FTA may have clients in addition to the Fund which have provided FTA with discretionary authority to vote proxies on their behalf. In such cases, FTA shall follow the same policies and procedures.

Adopted: October 3, 2004

Amended: September 9, 2019

Amended: October 12, 2022